EXHIBIT 12.1

LIONS GATE ENTERTAINMENT CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FIVE YEARS ENDED MARCH 31, 2005
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	Fiscal Year Ended March 31,
	2005	2004	2003	2002	2001

	$	$	$	$	$

Net income (loss) before income taxes, excluding equity interests in unconsolidated subsidiaries, write down of equity interests, gain on dilution of equity interests, gain on sale of equity interests, other equity interests and minority interests in consolidated subsidiaries	29,428	(89,554)	379	(15,356)	10,206
Interest capitalized	(1,000)	(1,300)	(300)	(2,200)	(1,500)
Fixed charges	25,968	16,409	9,901	11,635	10,283

TOTAL EARNINGS	54,396	(74,445)	9,980	(5,921)	18,989

FIXED CHARGES:
Interest expense, amortization and write-off of deferred financing costs	23,668	14,342	9,034	8,735	8,116
Estimate of interest within rent expense	1,300	767	567	700	667
Interest capitalized	1,000	1,300	300	2,200	1,500

TOTAL FIXED CHARGES	25,968	16,409	9,901	11,635	10,283

RATIO OF EARNINGS TO FIXED CHARGES	2.09	— (1)	1.01	— (2)	1.85

(1) Earnings were insufficient to cover fixed charges by	$90,854
(2) Earnings were insufficient to cover fixed charges by	$17,556

Lions Gate Entertainment Corp
Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratios)

		2005	2004	2003	2002	2001
		$	$	$	$	$

Pre tax income from continuing operations		29,228	(91,723)	398	(43,332)	3,855
Before minority interests in consolidated subsidiaries		—	—	—	91	586	Christal 75% F2000 - F2002
Before equity interests:							CinemaNow, Mandalay, CineGroupe, Christal F2003 - F2004
Write down of equity interests					24,052
Gain on dilution of equity interests					(2,186)
Gain on sale of equity interests				(2,131)
Other equity interests		200	2,169	2,112	6,019	5,765

		29,428	(89,554)	379	(15,356)	10,206
Add: amortization of capitalized interest
Add: distributed income of equity investees		n/a	n/a	n/a	n/a	n/a
Add: pre tax losses of equity investees with charges from guarantees included in fixed charges		n/a	n/a	n/a	n/a	n/a
Add: Fixed Charges	=B	25,968	16,409	9,901	11,635	10,283
Subtract: Interest capitalized		(1,000)	(1,300)	(300)	(2,200)	(1,500)
Subtract: preferred dividends of consolidated subsidiaries		n/a	n/a	n/a	n/a	n/a
Subtract: minority interest in pre tax income of subsidiaries that have not incurred fixed charges		n/a	n/a	n/a	n/a	n/a	Christal incurred fixed charges

Total earnings	A	54,396	(74,445)	9,980	(5,921)	18,989

Fixed charges:
Interest expense, amortization and write-off of deferred financing costs		23,140	14,042	8,934	8,435	7,716
Add back Interest income netted off interest expense		528	300	100	300	400
Estimate of interest within rent expense		1,300	767	567	700	667
Add back Interest capitalized netted off interest expense		1,000	1,300	300	2,200	1,500

Total fixed charges	B	25,968	16,409	9,901	11,635	10,283

Ratio of Earnings to Fixed Charges	=A/B	2.09	(4.54)	1.01	(0.51)	1.85

Estimate of interest within rent expense
Rent expense		3,900	2,300	1,700	2,100	2,000
Divided by 3/1000		1,300	767	567	700	667
(1) Earnings were insufficient to cover fixed charges by		—	90,854	—	17,556	—